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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        (AMENDMENT NO.      9      )(1)
                                       ------------

                               PLASTI-LINE, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------


                                   727540106
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                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement  [     ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class described in Item1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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No. 727540106                     13G                          Page 2 of 4 Pages


  1 NAME OF REPORTING PERSON                            James R. Martin
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   ###-##-####
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                           (a)
                                                           (b)
  3 SEC USE ONLY


  4 CITIZENSHIP OR PLACE OF ORGANIZATION
                                                        United States

                           5 SOLE VOTING POWER
                                                        1,766,319 Shares
     Number of
      Shares               6 SHARED VOTING POWER
    Beneficially                                                  0 Shares
     Owned By
       Each                7 SOLE DISPOSITIVE POWER
     Reporting                                          1,766,319 Shares
      Person
       With                8 SHARED DISPOSITIVE POWER
                                                                  0 Shares

  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        1,766,319 Shares

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*

 11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                            47.9%

 12 TYPE OF REPORTING PERSON*
                                                            In


                          *   SEE INSTRUCTIONS BEFORE FILLING OUT!
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ITEM 1.
a)  Name of Issuer                          PLASTI-LINE, INC.
b)  Address   of  Issuer's  Principal       P.O. BOX 59043
Executive Offices                           KNOXVILLE, TENNESSEE 37950-9043

ITEM 2.
a)  Name of Person Filing                   JAMES R. MARTIN
b)  Address of Principal Business Office    P.O. BOX 59043
                                            KNOXVILLE, TENNESSEE 37950-9043

c)  Citizenship                             UNITED STATES

d)  Title of Class of Securities            COMMON STOCK, $0.001 PAR VALUE

e)  CUSIP                                   727540106

ITEM 3.                                     N/A

ITEM 4.
a)  Amount  beneficially owned as of
December 31, 1994
                                            1,766,319

b)  Percent of Class                        47.8%

c)                                          JAMES R. MARTIN HAS  SOLE POWER TO
                                            VOTE ALL SHARES BENEFICIALLY OWNED
                                            BY HIM.

Excluded from the shares indicated as being owned in this Schedule 13G are 150,800 shares in which Mr. Martin disclaims beneficial ownership. Of such 150,800 shares, 113,500 shares are owned by the Martin Family Trust, 8,900 shares are owned by Julia Martin's Trust, and 8,900 shares are owned by Justin Martin's Trust, (James G. Hanes, III is trustee of each of the foregoing tursts), and 19,500 shares owned in equal parts by Mr. Martin's Children, Julia
A. and Justin J. Martin. Included in the 1,766,319 shares indicated as being owned in this Schedule 13G are 1,574,233 shares held directly, 25,000 options to acquire common stock at $7.75 per share, and 167,086 shares owned by The Martin Children Trust.


                                  PAGE 3 OF 4
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ITEM 5.                            Ownership of Five Percent or           N/A
                                   Less of a Class

ITEM 6.                            Ownership of More than Five            N/A
                                   Percent on Behalf of Another
                                   Person

ITEM 7.                            Identification and                     N/A
                                   Classification of the Subsidiary
                                   Which Acquired the Security
                                   Being Reported on By the Parent
                                   Holding Company


ITEM 8.                            Identification and                     N/A
                                   Classification of Members of the
                                   Group

ITEM 9.                            Notice of Dissolution of Group         N/A


ITEM 10.                           Certification                          N/A



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.


                              February 14, 1996
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                                     DATE

                               James R. Martin
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                                  SIGNATURE



            James R. Martin, Chairman and Chief Executive Officer
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